UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009081

February 19, 2004

Peter J. Sherry, Jr.
Ford Motor Company
One American Road
P.O. Box 1899
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/19/2004

Re: Ford Motor Company
Incoming letter dated January 15, 2004

Dear Mr. Sherry:

This is in response to your letter dated January 15, 2004 concerning the shareholder proposal submitted to Ford by Green Century Capital Management. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 08 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Michael J. Leone
Shareholder Advocate
Green Century Capital Management, Inc.
29 Temple Place Suite 200
Boston, MA 02111-1374

37996

Ford Motor Company

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

January 15, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Green Century Capital Management, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 13, 2004.

Green Century Capital Management, Inc., a shareholder of Ford (the "Proponent"), has submitted for inclusion in the 2004 Proxy Materials a proposal, dated and received December 11, 2003, requesting that the Board of Directors adopt goals concerning fuel mileage or greenhouse gas emissions reductions similar to those which would be achieved by meeting or exceeding the highest standards contained in recent congressional proposals (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2004 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's 2004 Proxy Materials.

The Proposal Substantially Duplicates a Proposal to be Included in the Proxy Materials

Rule 14a-8(i)(11) permits a company to exclude a proposal if such proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Staff has consistently declined to recommend enforcement action against companies that exclude proposals where the principal thrust or focus of such proposals is substantially the same, even though the proposals may differ somewhat in terms and breadth. *See Wal-*

Mart Stores, Inc. (April 3, 2002) (multiple proposals requesting substantially the same information on gender discrimination in different formats); *Huntington Bancshares Incorporated* (January 11, 2001) (multiple proposals requesting the engagement of an investment banking firm – one to explore options to maximize shareholder value, including the sale of the company and the other to evaluate alternatives that could enhance shareholder value, including merger or sale); *Stanhome, Inc.* (January 26, 1998) (multiple proposals calling for the sale of the company, but only one called for a sale to the highest bidder).

The Proposal states that by "taking early action to reduce greenhouse gas emissions and prepare for standards [sic] could better position the company over its peers." The Proponent believes that by adopting goals concerning fuel mileage or greenhouse gas emissions similar to those which would be achieved by meeting the highest standards contained in recent congressional proposals, the Company will be better positioned over its peers.

The Company has received a proposal dated December 4, 2003, and received December 9, 2003, from a shareholder proponent requesting the Company to report on greenhouse gas emissions (see Exhibit 2; the "Greenhouse Proposal"). That proposal requests the Company to submit a report to shareholders on (a) performance data from the years 1994 through 2003 and ten-year projections of estimated total annual greenhouse gas emissions from its products in operation; (b) how the Company will ensure competitive positioning based on near and long-term regulatory scenarios at the state, regional, national and international levels; and (c) how the Company can significantly reduce greenhouse gas emissions from its fleet of vehicles. Although the terms and the breadth of the two proposals are somewhat different, the principal thrust and focus are substantially the same, namely to encourage the Company to adopt policies that reduce greenhouse gas emissions in order to enhance competitiveness.

Additionally, shareholders will likely be confused when asked to vote on two separate proposals that relate to substantially the same subject matter. Indeed, if the Company were to adopt the Greenhouse Proposal, it would subsume within its scope the Proposal, as the Company would be addressing the issue of the competitiveness of its products within various regulatory scenarios. And, by necessity, such regulatory scenarios would include "recent congressional proposals." Accordingly, if both proposals were included in the Company's Proxy Materials, shareholders would assume there must be substantive differences in two proposals addressing substantially the same subject matter. It is clear, however, that the only differences between the proposals are their terms and breadth, not their principal thrust or focus.

Ford believes that the underlying policy for Rule 14a-8(i)(11) is to eliminate the likelihood of confusion by shareholders and the Company that would arise from having duplicative proposals in proxy materials. To allow the Proposal and the Greenhouse Proposal to be included in Ford's Proxy Materials would frustrate that policy. Accordingly, because Ford intends to include the Greenhouse Proposal in its Proxy Materials, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(11).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2004 Proxy Materials on the grounds that it violates Rule 14a-8(i)(11) as substantially duplicative of another proposal previously submitted to the Company by another proponent that will be included in the Company's Proxy Materials.

Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2004 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2004 Proxy Materials by sending to it a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Green Century Capital Management

Exhibit 1

GREEN CENTURY FUNDS

GREEN CENTURY CAPITAL MANAGEMENT, INC
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL: 617.482.0800 / FAX: 617.422.0881
info@greencentury.com
www.greencentury.com

December 11, 2003

Peter Sherry
Corporate Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126

BY FAX AND OVERNIGHT MAIL

Dear Mr. Sherry,

In accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Green Century Capital Management (GCCM) is filing the attached resolution asking that Ford Motor Company adopt (as internal corporate policy) goals concerning fuel mileage or greenhouse gas emissions reductions similar to those which would be achieved by meeting or exceeding the highest standards contained in recent congressional proposals. GCCM has held over $2,000 of Ford common stock for over a year, and we intend to hold these shares through the date of the company's annual meeting. Proof of ownership is enclosed.

Green Century Capital Management administers the Green Century Funds, a family of environmentally responsible mutual funds. The Funds strive to invest in companies whose business it is to protect the environment and companies that have taken steps to minimize their environmental impact. GCCM works with companies to help them identify and address critical environmental problems, especially where such problems pose significant financial risks to the company. We believe that global warming is exactly this type of issue.

Recognizing the growing evidence that global climate change impacts from the burning of fossil fuels will be substantial, the scientific community and many members of Congress have recognized the need to move forward on solutions to climate change. Over the last decade, a variety of initiatives have advanced in Congress to increase fuel efficiency, reduce oil dependence, and reduce U.S. greenhouse gas emissions. We are pleased that Ford itself has acknowledged the need to develop solutions to this problem, but we would like to see the company take swift actions to demonstrate that it is serious about matching the laudable goals of its rhetoric.

It is widely expected that there will be continuing efforts in the future to pass legislation to achieve these aims. Whether or not such legislation is ever passed, we believe that it is good corporate policy, and in the best interest of the company, its shareholders, and the wider community to adopt policies to meet the objectives underlying these initiatives. We believe that taking early action to reduce greenhouse gas emissions and prepare for increased fuel efficiency standards could better position the company over its peers.

We will be glad to consider withdrawing this resolution if our company establishes a more substantive dialogue on these important financial and environmental issues.

Please contact me at 617-482-0800, or mleone@greencentury.com, if you are interested in discussing our resolution.

Sincerely,

Michael J. Leone

Michael J. Leone
Shareholder Advocate
Green Century Capital Management, Inc.

Fuel Mileage and Greenhouse Gas Policy

WHEREAS:

There is growing evidence that climate change resulting from the burning of fossil fuels will be substantial. The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated that "There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities" (2001).

The National Academy of Sciences supported this finding: "The IPCC's conclusion that most of the observed warming of the last 50 years is likely to have been due to the increase in greenhouse gas concentrations accurately reflects the current thinking of the scientific community on this issue."

Greenhouse gas emissions from automobiles comprise 20 percent of U.S. total emissions, which are 25 percent of world totals. For model year 2000, Ford Motor Company and General Motors bore the two highest carbon burdens of the top six automakers in the U.S. market. Ford's carbon burden grew 26 percent between 1990 and 2000.

Ford's website states the need to move forward on solutions to climate change: "Ford Motor Company believes that climate change is a serious environmental issue.... Ford Motor Company recognizes that ...though we do not have all the answers, we believe that appropriate actions should be taken now to address this long-term problem." Off-the-shelf automotive technologies such as increased efficiency or alternative fuels hold the promise to reduce greenhouse gas emissions without sacrificing customer utility, affordability, or safety.

Over the last decade a variety of initiatives have advanced in Congress to increase fuel efficiency, including a bipartisan-supported amendment to the 2003 Energy Bill which by 2015 would have increased average fuel efficiency of passenger vehicles (cars, minivans and SUV's) to 40 miles per gallon, and efficiency of light trucks to 27.5 miles per gallon.

Recently, the U.S. Senate also overwhelmingly voted in favor of reducing oil dependence by one million barrels per day by 2013. On climate change itself, in 2003 the Senate advanced a bill sponsored by, among others, Senator McCain (R-AZ), to reduce U.S. greenhouse gas emissions, which was defeated 55-43, despite bipartisan support.

It is widely expected that there will be continuing efforts in the future to pass legislation to increase fuel efficiency, reduce oil dependence, and reduce greenhouse gas emissions. Whether or not such legislation is ever passed, we believe that it is good corporate policy, and in the best interests of the company, its shareholders, and the wider community to adopt policies to meet the objectives underlying these initiatives. We believe that taking early action to reduce greenhouse gas emissions and prepare for standards could better position the company over its peers.

RESOLVED: That the shareholders request the Board of Directors to adopt (as internal corporate policy) goals concerning fuel mileage or greenhouse gas emissions reductions similar to those which would be achieved by meeting or exceeding the highest standards contained in recent congressional proposals.

489

THE Vanguard GROUP

Vanguard Brokerage Services
A Division of Vanguard Marketing Corporation

GREEN CENTURY CAPITAL
MANAGEMENT INC
29 TEMPLE PL STE 200
BOSTON MA 02111-1374

(800) 992-8327 - Brokerage Services
Account number: 47V-825833
Statement number: 007498539

HOLDINGS SUMMARY	Value on 10/31/2003	% Holdings	Value on 11/30/2003	% Holdings
Stocks	$ 43,397.20	100.0	$ 44,034.03	100.0
Total account value	$ 43,397.20	100.0	$ 44,034.03	100.0

INCOME SUMMARY	This period	Year-to-date
Dividends	$ .00	$ 549.79

HOLDINGS (This section reflects settled trades only)

	Balance
Long market value	$ 44,034.03

Stocks	Quantity / Account type	Current price	Current value	Estimated annual income	Estimated yield	Dividend status
CONOCOPHILLIPS SecurityID: COP	72.00000 Cash	$ 56.740000	$ 4,085.28	$ 123.84	3.0%	Cash
DELL INC COM SecurityID: DELL	125.00000 Cash	34.500000	4,312.50	.00	0.0	Cash
DISNEY WALT COMPANY HOLDING CO SecurityID: DIS	190.00000 Cash	23.090000	4,387.10	39.90	0.9	Cash
FORD MOTOR CO DEL COM PAR SecurityID: F	420.00000 Cash	13.200000	5,544.00	168.00	3.0	Cash
KRAFT FOODS INC	90.00000	31.670000	2,850.30	64.80	2.3	Cash

Vanguard Brokerage Services (VBS), member SIPC, is the introducing firm for VBS accounts. Your assets are held by VBS's clearing firm, Pershing LLC. Your VBS transactions settle through your Vanguard money market account, held separately by Vanguard or in accordance with the settlement procedures defined by your employer sponsored retirement plan. Maintaining covered put options requires that a segregated Vanguard money market fund be carried by our clearing firm. Prices listed reflect quotations on the statement date. Current prices and estimated annual income and yield are listed to help you track your account and are not suitable for tax purposes.

4 - 6
000085 15 406C M3 1 X

[redacted]

Peter J. Sherry, Jr.
Secretary

December 19, 2003

Michael J. Leone
Shareholder Advocate
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, Massachusetts 02111-1374

Re: Stockholder Proposal for 2004 Annual Meeting

Dear Mr. Leone:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of the Green Century Capital Management, Inc.'s (GCCM) stockholder proposal dated December 11, 2003, entitled Fuel Mileage and Greenhouse Gas Policy (the "Proposal"). You have requested that the Proposal be included in the Company's proxy materials for the 2004 Annual Meeting of Stockholders.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. (A copy of Rule 14a-8(b) is enclosed.) Neither the Company nor its transfer agent was able to confirm that GCCM satisfies the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, GCCM furnish to the Company proper documentation demonstrating (i) that it is the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that GCCM has been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, <u>the shareholder continuously held the securities at least one year</u> (emphasis added), or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

The copy of GCCM's account statement does not satisfy the above requirements because it fails to state that the securities have been held for one or more years. If GCCM cannot furnish the Company with proper evidence of share ownership eligibility, we request that it withdraw the Proposal so that we do not have to file a No-Action Letter with the SEC. If GCCM does not furnish the Company with such evidence and does not withdraw the proposal with the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials. Please note that, even should sufficient evidence of share ownership be provided within the 14-day period, Ford reserves the right to seek a No-Action Letter from the SEC in respect of the Proposal should other grounds exist to exclude the Proposal.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 323-2130 or Jerome Zaremba of my office at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Peter J. Sherry, Jr.

Encl.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

GREEN CENTURY FUNDS

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL: 617-482-0800 / FAX: 617-422-0881
info@greencentury.com
www.greencentury.com

January 5, 2004

Mr. Peter Sherry
Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126

BY FAX AND OVERNIGHT MAIL

Dear Mr. Sherry:

The enclosed and the following is in response to your letter regarding our shareholder proposal entitled Fuel Mileage and Greenhouse Gas Policy (the "Proposal") which we received on December 29, 2003. Please find enclosed a letter from Vanguard Brokerage Services confirming that Green Century Capital Management, Inc. (Green Century) has owned at least $2,000 of Ford common stock for at least one year prior to the December 11, 2003 date that Green Century filed the proposal. This letter confirms that Green Century does meet the requirements of Rule 14a-8 under the Securities and Exchange Act of 1934, and is eligible to file a resolution for inclusion in Ford's proxy statement for its 2004 annual shareholder meeting.

If you have any questions regarding this or any other aspect of our filing, please contact me at 617-482-0800 or at mleone@greencentury.com.

Sincerely,

Michael Leone
Shareholder Advocate
Green Century Capital Management, Inc.

THE Vanguard GROUP

December 26, 2003

Green Century Capital
Management Inc.
C/O Kristina A. Curtis
29 Temple PL. STE 200
Boston MA 02111-1350

RE: Brokerage Securities Valuation

Dear Ms. Curtis:

We are writing in response to your request for information on the following Vanguard Brokerage Services (VBS) account:

Green Century Capital Management Inc.
47V825833
Corporate Account

Based on our records, for the time periods specified, the below referenced securities respectively maintained values above $2,000.00

December 2, 2002 – December 2, 2003

Quantity	***Security***	***Symbol***	***CUSIP***
72.000	ConocoPhillips	COP	20825C104

December 11, 2002 – December 11, 2003

Quantity	***Security***	***Symbol***	***CUSIP***
420.000	Ford Motor Co.	F	345370860

Vanguard Brokerage Services®
A Division of Vanguard Marketing Corporation
Post Office Box 1107, Valley Forge, Pennsylvania 19482-1107
(800) 992-8327 · www.vanguard.com

PILLSBURY WINTHROP LLP

January 9, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Allen Wolff, for Inclusion in FirstEnergy Corp.'s 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to FirstEnergy Corp., an Ohio corporation (the "Company"). On July 25, 2003 the Company received a proposed shareholder resolution and supporting statement (together the "Proposal") from Allen Wolff (the "Proponent"), for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2004 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files on behalf of the Company six copies of this letter and the Proposal, which (together with its supporting statement) is attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent. Pursuant to rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

The Proposal

The Proposal relates to shareholder approval of shareholder proposals and states, in relevant part:

> The shareholders of First Energy request that the Board of Directors change the by-laws as they effect shareholder approval of shareholder proposals.

[...]

The shareholders of First Energy request that the Board of Directors amend their bylaws to eliminate the double standard and change the requirement to pass a shareholder proposal to a plurality of the shares represented and that they be required to abide by the decision of the shareholders.

Summary of Bases for Exclusion

We have advised the Company that it properly may exclude the Proposal from the 2004 Proxy Statement and form of proxy for the following reasons:

1. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading;

2. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false or misleading;

3. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal; and

4. The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization.

The reasons for our conclusions in this regard are more particularly described below.

1. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading.

The staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading, because neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the Proposal were adopted. See Woodward Governor Company (November 26, 2003) (proposal that board implement compensation policy based on "stock growth" held to be excludable); General Electric Company (February 5, 2003) (proposal calling for senior executive and board compensation "not to exceed more than 25 times the average wage of hourly working employees" held to be excludable); The Proctor & Gamble Company (October 25, 2002) (proposal requesting that the board of directors create a fund for applicants who "document they are victims...of troubles because they are stockholders..." held to be excludable).

The Proposal requests that the board of directors of the Company (the "Board") "change the by-laws as they effect shareholder approval of shareholders proposals." The supporting statement further states, falsely, that the Company's governing documents require "a simple majority of the represented shares to OK a management proposal, but [require] 80% of the outstanding shares to approve a shareholder proposal." The Proposal concludes with a request that the Board "...amend their by-laws to eliminate the double standard and change the requirement to pass a shareholder proposal to a plurality of the shares represented and that they be required to abide by the decision of the shareholders."

This language apparently contemplates an amendment to the Company's code of regulations (the "Code"), a copy of which is attached hereto as Exhibit B. The Code does not set forth any such "supermajority" requirement regarding the approval of shareholder proposals generally, as is alleged by the Proponent. In fact, except in a limited number of areas (see Regulation 36 of the Code), shareholder proposals need only be approved by a majority of the votes cast. Therefore, because it would be impossible for the Company to amend provisions of the Code that do not exist, neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would need to be taken if the Proposal were adopted.

Even if there were such a provision contained in the Code that could be amended, or if the Proposal related specifically to Regulation 36 of the Code, the Proposal remains so vague and indefinite as to be misleading for shareholders. The resolution itself merely requests that the Board "change the by-laws as they effect shareholder approval of shareholder proposals". This resolution as framed does not detail the manner in which the Proponent would modify the Code and falls short of providing the specificity that has consistently been called for by the Staff. Therefore, the entire Proposal should be excluded because it is vague and indefinite in violation of Rule 14a-8(i)(3).

2. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false and misleading

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See* U.S. Bancorp (January 27, 2003); Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002); Micron Technology, Inc. (Sept. 10, 2001); DT Indust. (Aug. 10, 2001).

The Proposal is flawed because its underlying premise, i.e. that the Company's governing documents require 80% of the outstanding shares to approve a shareholder proposal, is false. In addition, the supporting statement makes a number of statements that (i) are unsupported by factual foundation and are misleading under Rule 14a-9 or (ii) impugn the character, integrity, and personal reputation of our board members. The inclusion of irrelevant issues and misleading allegations in the Proposal attempts to incite shareholders rather than educating them on the Company's voting mechanisms. For the reasons more particularly set forth below, the Proposal violates applicable proxy rules.

Staff Legal Bulletin No. 14, published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance. . .is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." As set forth below, the Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise its false and misleading statements that it must be completely excluded. While we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis, if the Staff were to disagree with that conclusion, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in the 2004 Proxy Statement.

In accordance with the guidance contained in the Staff's previous no-action letters, and as discussed above, the Company finds the entire content of the Proposal to be objectionable due to the falsehood of its underlying premise and the failure to set forth a legitimate proposal issue for the shareholders' consideration. The false allegation that is at the core of the Proposal (i.e. that the Code requires 80% of the outstanding shares of the Company to approve a shareholder proposal) misleads shareholders into thinking that the Board has established a so-called "double standard". These allegations in turn impugn the character, integrity, and personal reputation of members of the Board.

The following portions of the Proposal are materially false and misleading for the reasons explained following the relevant excerpt:

"When First Energy reincorporated in Delaware, they automatically took away some shareholder rights." FirstEnergy has never been "reincorporated", nor is it a Delaware corporation. FirstEnergy was formed in 1997 in connection with the merger of Ohio Edison Company and Centerior Energy Corporation, which followed extensive arms-length negotiations. If the Proponent is referring to the formation of FirstEnergy, it is clear that the governing documents of the merged entity did not contain all of the same provisions as the constituent companies before the merger. However, the revised Articles of Incorporation and other relevant documents were provided to, and approved by, the shareholders of the Company. Therefore, it is false and misleading to say that the Company "automatically took away some shareholder rights". Rather, the shareholders affirmatively approved the adoption of new governing documents in the larger context of a merger. This statement should be deleted in its entirety.

"They sent out a 200 or more page document, written in legalese, with a lot of verbosity and redundancy." Presumably the Proponent is referring to the Joint Proxy Statement of Ohio Edison Company and Centerior Energy Corporation distributed to shareholders in February 1997. The Joint Proxy Statement was detailed in order to meet the requirements of applicable

state and Commission legal and regulatory provisions, which it did. This statement implies that the Company purposefully attempted to mislead shareholders by sending out disclosure materials that contained unnecessary information, which it did not. This statement should be deleted in its entirety.

"It was easy for a shareholder to miss some important changes: 1. Changing to a classified Board, with three year rather than one year terms; 2. Taking away the right of cumulative voting, which is automatic in Ohio (with a 48 hour notice)...". The Staff has previously concluded that sections of a supporting statement that "may be confusing and misleading to shareholders because they are unrelated to the subject matter" may be omitted under Commission Rules. See Exxon-Mobil Corporation (Mar. 27, 2002) (Proponent required to delete statements that the Company misinformed shareholders about global warming since these were irrelevant to a proposal recommending that social and environmental concerns be accounted for in compensating executives). Likewise, the "changes" discussed in points 1 and 2 are irrelevant to the subject matter of the Proposal, which deals with the method of approving shareholder proposals, and would serve only to confuse shareholders.

*"3. Of greatest importance, they created a double standard; requiring a simple majority of represented shares to OK a management proposal, but **requiring 80% of the outstanding shares to approve a shareholder proposal.**"* As discussed above, the Code contains no provision requiring 80% approval for shareholder proposals generally. In addition, neither the Articles of Incorporation nor the Code provide that management proposals are to be decided on the basis of "represented shares" and that shareholder proposals are to be decided on the basis of "outstanding shares". These false and misleading statements should be deleted in their entirety.

"This is simply un-American. Even the Supreme Court decides complicated issues by a simple majority." In addition to being false and misleading, this statement is irrelevant and inflammatory. It implies that the Board conducts itself in an "un-American" manner, thereby trying to stir the passions of shareholders, while failing to address any of the shareholder issues that the Proposal purports to address. It should be deleted in accordance with Rule 14a-8(i)(3).

"In Huntington Bank's report to shareholders about their 2003 annual meeting, they were elated that 85% of the outstanding shares were represented in person or by proxy. Dell Computer has a 65% requirement to pass a shareholder proposal, but Mr. Dell owns a vast number of shares, again making it virtually impossible. Most other corporations require a simple majority." These references to shareholder turnout and the approval requirements of other corporations do not bear relevance to the purported issue of the Company's shareholder proposal approval process. Even if they did, failure by the Proponent to provide citations or other documentation to support these statements would render these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. This information must be deleted. See Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002).

"More than ever, shareholders are distrustful of management's seemingly self-interests and although management always says 'increasing shareholder value is our greatest concern' and 'your vote is very important to us', their actions often do not reflect this. Anyone who has ever attended an annual meeting and reflected upon the non-answers given to shareholder questions can reflect upon this." This paragraph contains several misleading and undocumented assertions of fact. Specifically, it implies that the Board consciously misinforms investors by providing "non-answers" at shareholder meetings, and incites shareholders to "distrust" management as "self-interested". These vague and unfounded assertions would lead a reasonable reader to believe that the Board often does not act in the best interest of shareholders, in breach of its fiduciary duties. While the Proponent is entitled to such an opinion, the Proposal cannot present the Proponent's opinion as a statement of fact in violation of Rules 14a-8(i)(3) and 14a-9. See Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002).

"Corporate law (which may not be democratic) says that the directors don't have to listen to the shareholders and this is supported by the many companies refusing to act following a large acceptance of shareholder proposals, which often are contrary to the self interests of management." It is entirely false and irrelevant to state that the corporate law provides that directors need not listen to shareholders. In addition, while the Proponent is entitled to the opinion that many companies do not implement shareholder proposals that have been approved by shareholders, the Proposal cannot present the Proponent's opinion as a statement of fact in violation of Rules 14a-8(i)(3) and 14a-9. See Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002).

"Last year at First Energy, a shareholder proposal received 65% of the represented proxies. The CEO stated that they were not required to abide by that vote, but they would look into it. Many of us are anxious to know what they did." Failure by the Proponent to provide citations or other documentation to support these statements renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. Unless the Proponent provides a specific source for this information and identifies the proposal he is referring to, it must be deleted. See Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002). In addition, while the Proponent is entitled to state that he is anxious to "know what they did", his statement that "many" shareholders are equally "anxious" requires substantiation or must otherwise be deleted.

"The shareholders of First Energy request that the Board of Directors amend their by-laws to eliminate the double standard and change the requirement to pass a shareholder proposal to a plurality of the shares represented and that they be required to abide by the decision of the shareholders." As set forth above, the Code does not establish different standards for passing resolutions proposed by shareholders or management. This statement contains the materially false and misleading premise on which the Proposal is based and, in addition to calling for deletion, renders the entire Proposal excludable.

3. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." The Company lacks the power to implement the Proposal because the provision of the Code that the Proponent seeks to have amended does not exist.

As discussed in detail in Section 1 above, it would be impossible for the Company to amend provisions of the Code that do not exist. Neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would need to be taken if the Proposal were adopted. For these reasons, the Board does not have the power to implement the Proposal.

Section 1701.70(B) of the Ohio General Corporation Law, attached hereto as Exhibit C, sets forth the instances in which the directors may adopt an amendment to the Articles of Incorporation, which instances do not include changing the voting rights of the Company's shareholders. Therefore, to implement the Proposal the Board would have to ensure an affirmative vote from a majority of the affected stockholders. Because a board cannot ensure or require such an affirmative vote, these types of proposals have consistently been excluded as beyond a company's power to implement. See Farmer Bros. (Oct. 15, 2002) (Proposal requesting that bylaws be amended to require that a majority of the directors be qualified as independent held to be excludable); see also Archon Corporation (March 16, 2003); see also Release No. 34-40018 (May 21, 1998) (noting that exclusion under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties".)

Therefore, the entire Proposal should be excluded because it is not within the power of the Board to implement in violation of Rule 14a-8(i)(6).

4. The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization.

Rule 14a-8(i)(1) allows a company to exclude a shareholder proposal that is not a proper subject for action by the shareholders under the laws of the jurisdiction of the company's organization. If the Proposal were implemented, the Board would be "required to abide by the decision of the shareholders" if a shareholder proposal received a plurality of votes. As set forth in the legal opinion attached hereto as Exhibit D, this could result in the implementation of shareholder proposals dealing with matters that, under Ohio law, fall within the sole authority of the Company's board of directors. Section 1701.59 of the Ohio General Corporation Law states: "Except where the law, the articles or the regulations require action to be authorized or taken by the shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." Because implementation of the Proposal would allow shareholders to exercise the authority vested in the Board by Ohio law, the Company believes that the it may be excluded under Rule 14a-8(i)(1).

The Staff has consistently concurred in the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain actions inconsistent with the discretionary authority provided to a board of directors under state law. See Mirant Corporation (January 28, 2003) (Proposal requiring that bonuses be "suspended immediately" held to be excludable); Ford Motor Co. (Mar. 19, 2001) (Proposal requiring establishment of independent committee to evaluate family conflicts held to be excludable); American Nat'l Bankshares Inc. (Feb. 26, 2001) (Proposal that all indications of interest be submitted to the board of directors and to shareholders held to be excludable). Furthermore, the Staff has stated that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a8(i)(1)." See Staff Legal Bulletin No. 14 (July 13, 2001).

Although the Proposal itself is drafted as a request to the Company's board of directors to amend its by-laws, implementation of the Proposal would require the Board to implement every shareholder proposal obtaining a plurality of votes. In effect, implementation of the Proposal entails the wholesale abandonment of the discretionary authority provided to the Board under state law. The Company therefore believes that the Proposal may be excluded as improper under state law because it limits the statutory discretion of the board of the directors generally.

Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

The Company anticipates that the 2004 Proxy Statement will be finalized for printing on or about March 17, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (212) 858-1235.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Donald G. Kilpatrick

Enclosures

cc: Gary D. Benz
David W. Whitehead
Allen Wolff

Exhibit A – Shareholder Proposal

Allen Wolff, Trustee of the Wolff Family Revocable Living Trust and owner of 550 shares of First Energy, held in street name by TD Waterhouse presents the following proposal:

The shareholders of First Energy request that the Board of Directors change the by-laws as they effect shareholder approval of shareholder proposals.

When First Energy reincorporated in Delaware, they automatically took away some shareholder rights. They sent out a 200 or more page document, written in legalese, with a lot of verbosity and redundancy. It was easy for a shareholder to miss some important changes:

1. Changing to a classified Board, with three year rather than one year terms
2. Taking away the right of cumulative voting, which is automatic in Ohio (with a 48 hour notice)
3. Of greatest importance, they created a double standard; requiring a simple majority of represented shares to OK a management proposal, but **requiring 80% of the *outstanding* shares to approve a shareholder proposal.** This is simply un-American. Even the Supreme Court decides complicated issues by a simple majority.

In Huntington Bank's report to shareholders about their 2003 annual meeting, they were elated that 85% of the outstanding shares were represented in person or by proxy. Dell Computer has a 65% requirement to pass a shareholder proposal, but Mr. Dell owns a vast number of shares, again making it virtually impossible. Most other corporations require a simple majority.

More than ever, shareholders are distrustful of management's seemingly self-interests and although management always says "increasing shareholder value is our greatest concern" and "your vote is very important to us", their actions often do not reflect this. Anyone who has ever attended an annual meeting and reflected upon the non-answers given to shareholder questions can reflect upon this.

Corporate law (which may not be democratic) says that the directors don't have to listen to the shareholders and this is supported by the many companies refusing to act following a large acceptance of shareholder proposals, which often are contrary to the self interests of management. Your company will say that you can replace directors with whom you are dissatisfied, but can you?

Last year at First Energy, a shareholder proposal received 65% of the represented proxies. The CEO stated that they were not required to abide by that vote, but they would look into it. Many of us are anxious to know what they did.

The shareholders of First Energy request that the Board of Directors amend their bylaws to eliminate the double standard and change the requirement to pass a shareholder proposal to a plurality of the shares represented and that they be required to abide by the decision of the shareholders.

Exhibit B – Code of Regulations

FirstEnergy Corp.

AMENDED
CODE OF REGULATIONS
(11/7/97)

SHAREHOLDER MEETINGS

1. Time and Place of Meetings. All meetings of the shareholders for the election of directors or for any other purpose will be held at such time and place, within or without the State of Ohio, as may be designated by the Board of Directors or, in the absence of a designation by the Board of Directors, the Chairman of the Board of Directors, if any (the "Chairman"), the President, or the Secretary, and stated in the notice of meeting. The Board of Directors may postpone and reschedule any previously scheduled annual or special meeting of the shareholders.

2. Annual Meeting. An annual meeting of the shareholders will be held at such date and time as may be designated from time to time by the Board of Directors, at which meeting the shareholders will elect directors to succeed those directors whose terms expire at such meeting and will transact such other business as may be brought properly before the meeting in accordance with Regulation 9.

3. Special Meetings. (a) Special meetings of shareholders may be called by the Chairman or the President or by a majority of the Board of Directors acting with or without a meeting or by any person or persons who hold not less than 50% of all the shares outstanding and entitled to be voted on any proposal to be submitted at said meeting. Special meetings of the holders of shares that are entitled to call a special meeting by virtue of any Preferred Stock Designation may call such meetings in the manner and for the purposes provided in the applicable terms of such Preferred Stock Designation. For purposes of this Code of Regulations, "Preferred Stock Designation" has the meaning ascribed to such term in the Articles of Incorporation of the Corporation, as may be amended from time to time.

(b) Upon written request by any person or persons entitled to call a meeting of shareholders delivered in person or by certified mail to the Chairman, the President or the Secretary, such officer shall forthwith cause notice of the meeting to be given to the shareholders entitled to notice of such meeting in accordance with Regulation 4. If such notice shall not be given within 60 days after the delivery or mailing of such request, the person or persons requesting the meeting may fix the time of the meeting and give, or cause to be given, notice in the manner provided in Regulation 4.

4. Notice of Meetings. Except to the full extent that notice is legally permitted (now or hereafter) to be given by any other form of media, including any form of electronic or other communications, written notice of every meeting of the shareholders called in accordance with these Regulations, stating the time, place and purposes for which the meeting is called, will be given by or at the direction of the Chairman, the President, a Vice President, the Secretary or an Assistant Secretary (or in case of their refusal, by the person or persons entitled to call the meeting under Regulation 3). Such notice will be given not less than 7 nor more than 60 calendar days before the date of the meeting to each shareholder of record entitled to notice of such meeting. If such notice is mailed, it shall be addressed to the shareholders at their respective addresses as they appear on the records of the Corporation, and notice shall be deemed to have been given on the day so mailed. Notice of adjournment of a meeting need not be given if the time and place to which it is adjourned are fixed and announced at such meeting.

5. Inspectors. Inspectors of election may be appointed to act at any meeting of shareholders in accordance with Ohio law.

6. Quorum. To constitute a quorum at any meeting of shareholders, there shall be present in person or by proxy shareholders of record entitled to exercise not less than a majority of the voting power of the Corporation in respect of any one of the purposes for which the meeting is called, unless a greater or lesser number is expressly provided for with respect to a particular class or series of capital stock by the terms of any applicable Preferred Stock Designation. Except as may be otherwise provided in any Preferred Stock Designation, the holders of a majority of the voting power of the Corporation represented in person or by proxy at a meeting of shareholders, whether or not a quorum be present, may adjourn the meeting from time to time. For purposes of this Code of Regulations, "voting power of the Corporation" has the meaning ascribed to such term in the Articles of Incorporation of the Corporation, as may be amended from time to time.

7. Voting. Except as otherwise expressly provided by law, the Articles of Incorporation or this Code of Regulations, at any meeting of shareholders at which a quorum is present, a majority of the votes cast, whether in person or by proxy, on any matter properly brought before such meeting in accordance with Regulation 9 will be the act of the shareholders. An abstention shall not represent a vote cast. Every proxy must be duly executed and filed with the Secretary. A shareholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing with the Secretary written notice of revocation or a later appointment. The vote upon any question brought before a meeting of the shareholders may be by voice vote, unless otherwise required by law, the Articles of Incorporation or this Code of Regulations or unless the presiding officer otherwise determines.

8. Record Dates. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, the Board of Directors may fix a record date, which will not be less than 7 nor more than 60 calendar days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders will be the date next preceding the day on which notice is given, or, if notice is waived, at the date next preceding the day on which the meeting is held.

9. Order of Business. (a) The Chairman, or such other officer of the Corporation designated by a majority of the total number of directors that the Corporation would have if there were no vacancies on the Board of Directors (such number being referred to as the "Whole Board"), will call meetings of shareholders to order and will act as presiding officer thereof. Unless otherwise determined by the Board of Directors prior to the meeting, the presiding officer of the meeting of shareholders will also determine the order of business and have the authority in his or her sole discretion to regulate the conduct of any such meeting including, without limitation, by imposing restrictions on the persons (other than shareholders of the Corporation or their duly appointed proxies) who may attend any such shareholders' meeting, by ascertaining whether any shareholder or his proxy may be excluded from any meeting of shareholders based upon any determination by the presiding officer, in his sole discretion, that any such person has unduly disrupted or is likely to disrupt the proceedings of the meeting, and by determining the circumstances in which any person may make a statement or ask questions at any meeting of shareholders.

(b) At an annual meeting of the shareholders, only such business will be conducted or considered as is properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Chairman, the President, a Vice President, the Secretary or an Assistant Secretary in accordance with Regulation 4, (ii) otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the Whole Board, or (iii) otherwise properly requested to be brought before the meeting by a shareholder of the Corporation in accordance with Regulation 9(c).

(c) For business to be properly requested by a shareholder to be brought before an annual meeting, the shareholder must (i) be a shareholder of the Corporation of record at the time of the giving of the notice for such annual meeting provided for in this Code of Regulations, (ii) be entitled to vote at such meeting, and (iii) have given timely notice thereof in writing to the Secretary. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 30 nor more than 60 calendar days prior to the annual meeting; provided, however, that in the event public announcement of the date of the annual meeting is not made at least 70 calendar days prior to the date of the annual meeting, notice by the shareholder to be timely must be so received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the annual meeting. A shareholder's notice to the Secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting (A) a description in reasonable detail of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (B) the name and address, as they appear on the Corporation's books, of the shareholder proposing such business and of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class and number of shares of the Corporation that are owned beneficially and of record by the shareholder proposing such business and by the beneficial owner, if any, on whose behalf the proposal is made, and (D) any material interest of such shareholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made in such business. Notwithstanding the foregoing provisions of this Code of Regulations, a shareholder must also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Regulation 9(c). For purposes of this Regulation 9(c) and Regulation 14, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or publicly filed by the Corporation with any national securities exchange or quotation service through which the Corporation's stock is listed or traded, or furnished by the Corporation to its shareholders. Nothing in this Regulation 9(c) will be deemed to affect any rights of shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

(d) At a special meeting of shareholders, only such business may be conducted or considered as is properly brought before the meeting. To be properly brought before a special meeting, business must be (i) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Chairman, the President, a Vice President, the Secretary or an Assistant Secretary (or in case of their failure to give any required notice, the other persons entitled to give notice) in accordance with Regulation 4 or (ii) otherwise brought before the meeting by the presiding officer or by or at the direction of a majority of the Whole Board.

(e) The determination of whether any business sought to be brought before any annual or special meeting of the shareholders is properly brought before such meeting in accordance with this Regulation 9 will be made by the presiding officer of such meeting. If the presiding officer determines that any business is not properly brought before such meeting, he or she will so declare to the meeting and any such business will not be conducted or considered.

DIRECTORS

10. Function and Qualification. (a) Except where the law, the Articles of Incorporation, or this Code of Regulations requires action to be authorized or taken by the shareholders, all of the authority of the Corporation shall be exercised by or under the direction of the Board of Directors.

(b) In order to qualify for service as a director of the Corporation, within 90 days following election to the Board of Directors in accordance with Regulations 11, 12 and 14, each director will become and will remain the beneficial owner of not less than 100 shares of Common Stock of the Corporation, except where such ownership would be inconsistent with or prohibited by (i) any applicable law, rule, regulation, order or decree of any governmental authority or (ii) any policy, contract, commitment or arrangement authorized by the Corporation.

11. Number, Election and Terms of Directors. Except as may be otherwise provided in any Preferred Stock Designation, the number of the directors of the Corporation will not be less than nine nor more than 16 as may be determined from time to time only (i) by a vote of a majority of the Whole Board, or (ii) by the affirmative vote of the holders of at least 80% of the voting power of the Corporation, voting together as a single class. The directors, other than those who may be expressly elected by virtue of the terms of any Preferred Stock Designation, will be classified with respect to the time for which they severally hold office into three classes, as nearly equal in size as possible and consisting of not less than three directors in each class, designated Class I, Class II, and Class III. The directors first appointed to Class I will hold office for a term expiring at the annual meeting of shareholders to be held in 1998; the directors first appointed to Class II will hold office for a term expiring at the annual meeting of shareholders to be held in 1999; and the directors first appointed to Class III will hold office for a term expiring at the annual meeting of shareholders to be held in 2000, with the members of each class to hold office until their successors are elected. Except as may be otherwise provided in any Preferred Stock Designation, at each annual meeting of the shareholders of the Corporation, the persons chosen at that meeting to succeed the class of directors whose term expires shall be elected by plurality vote of all votes cast at such meeting and shall hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. Except as may be otherwise provided in any Preferred Stock Designation, directors may be elected by the shareholders only at an annual meeting of shareholders. No decrease in the number of directors constituting the Board of Directors may shorten the term of any incumbent director. Election of directors of the Corporation need not be by written ballot unless requested by the presiding officer or by the holders of a majority of the voting power of the Corporation present in person or represented by proxy at a meeting of the shareholders at which directors are to be elected.

12. Newly Created Directorships and Vacancies. Except as may be otherwise provided in any Preferred Stock Designation, any vacancy (including newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause) may be filled only (i) by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director or (ii) by the affirmative vote of the shareholders after a vote to increase the number of directors at a meeting called for that purpose in accordance with this Code of Regulations. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor has been elected.

13. Removal. Except as may be otherwise provided in any Preferred Stock Designation, any director or the entire Board of Directors may be removed only upon the affirmative vote of the holders of at least 80% of the voting power of the Corporation, voting together as a single class.

14. Nominations of Directors; Election. (a) Except as may be otherwise provided in any Preferred Stock Designation, only persons who are nominated in accordance with this Regulation 14 will be eligible for election at a meeting of shareholders to be members of the Board of Directors of the Corporation.

(b) Nominations of persons for election as directors of the Corporation may be made only at an annual meeting of shareholders (i) by or at the direction of the Board of Directors or a committee thereof or (ii) by any shareholder who is a shareholder of record at the time of giving of notice provided for in this Regulation 14, who is entitled to vote for the election of directors at such meeting, and who complies with the procedures set forth in this Regulation 14. All nominations by shareholders must be made pursuant to timely notice in proper written form to the Secretary.

(c) To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 30 nor more than 60 calendar days prior to the annual meeting of shareholders; provided, however, that in the event that public announcement of the date of the annual meeting is not made at least 70 calendar days prior to the date of the annual meeting, notice by the shareholder to be timely must be so received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the annual meeting. To be in proper written form, such shareholder's notice must set forth or include: (i) the name and address, as they appear on the Corporation's books, of the shareholder giving the notice and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) a representation that the shareholder giving the notice is a holder of record of stock of the Corporation entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice; (iii) the class and number of shares of stock of the Corporation owned beneficially and of record by the shareholder giving the notice and by the beneficial owner, if any, on whose behalf the nomination is made; (iv) a description of all arrangements or understandings between or among any of (A) the shareholder giving the notice, (B) the beneficial owner on whose behalf the notice is given, (C) each nominee, and (D) any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder giving the notice; (v) such other information regarding each nominee proposed by the shareholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (vi) the signed consent of each nominee to serve as a director of the Corporation if so elected. The presiding officer of any annual meeting may, if the facts warrant, determine that a nomination was not made in accordance with this Regulation 14, and if he or she should so determine, he or she will so declare to the meeting, and the defective nomination will be disregarded. Notwithstanding the foregoing provisions of this Regulation 14, a shareholder must also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Regulation 14.

15. Resignation. Any director may resign at any time by giving written notice of his resignation to the Chairman or the Secretary. Any resignation will be effective upon actual receipt by any such person or, if later, as of the date and time specified in such written notice.

16. Regular Meetings. Regular meetings of the Board of Directors may be held immediately after the annual meeting of the shareholders and at such other time and place either within or without the State of Ohio as may from time to time be determined by a majority of the Whole Board. Notice of regular meetings of the Board of Directors need not be given.

17. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman or the President on one day's notice to each director by whom such notice is not waived, given either personally or by mail, telephone, telegram, telex, facsimile or similar medium of communication, and will be called by the Chairman or the President, in like manner and on like notice, on the written request of not less than one-third of the Whole Board. Special meetings of the Board of Directors may be held at such time and place either within or without the State of Ohio as is determined by a majority of the Whole Board or specified in the notice of any such meeting.

18. Quorum and Vote. At all meetings of the Board of Directors, one-third of the total number of directors then in office will constitute a quorum for the transaction of business. Except for the designation of committees as hereinafter provided and except for actions required by this Code of Regulations to be taken by a majority of the Whole Board, the act of a majority of the directors present at any meeting at which a quorum is present will be the act of the Board of Directors. If a quorum is not present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time to another time or place, without notice other than announcement at the meeting, until a quorum is present.

19. Participation in Meetings by Communications Equipment. Meetings of the Board of Directors or of any committee of the Board of Directors may be held through any means of communications equipment if all persons participating can hear each other, and such participation will constitute presence in person at such meeting.

20. Committees. The Board of Directors may from time to time create an executive committee or any other committee or committees of directors to act in the intervals between meetings of the Board of Directors and may delegate to such committee or committees any of its authority other than that of filling vacancies among the Board of Directors or in any committee of the Board of Directors. No committee shall consist of less than three directors. The Board of Directors may appoint one or more directors as alternate members of any such committee to take the place of absent committee members at meetings of such committee. Unless otherwise ordered by the Board of Directors, a majority of the members of any committee appointed by the Board of Directors pursuant to this Regulation 20 shall constitute a quorum at any meeting thereof, and the act of a majority of the members present at a meeting at which a quorum is present shall be the act of such committee. Action may be taken by any such committee without a meeting by a writing or writings signed by all of its members. Any such committee may prescribe its own rules for calling and holding meetings and its method of procedure, subject to any rules prescribed by the Board of Directors, and will keep a written record of all action taken by it.

21. Compensation. The Board of Directors may establish the compensation and expense reimbursement policies for directors in exchange for membership on the Board of Directors and on committees of the Board of Directors, attendance at meetings of the Board of Directors or committees of the Board of Directors, and for other services by directors to the Corporation or any of its subsidiaries. No director that is also an officer or employee of the Corporation shall receive compensation as a director.

22. Bylaws. The Board of Directors may adopt Bylaws for the conduct of its meetings and those of any committees of the Board of Directors that are not inconsistent with the Articles of Incorporation or this Code of Regulations.

OFFICERS

23. Generally. The Corporation may have a Chairman, elected by the directors from among their number, and shall have a President, a Secretary and a Treasurer. The Corporation may also have one or more Vice Chairmen and Vice Presidents and such other officers and assistant officers as the Board of Directors may deem appropriate. If the Board of Directors so desires, it may elect a Chief Executive Officer to manage the affairs of the Corporation, subject to the direction and control of the Board of Directors. All of the officers shall be elected by the Board of Directors. Notwithstanding the foregoing, by specific action, the Board of Directors may authorize the Chairman or the President to appoint any person to any office other than Chairman, President, Secretary, or Treasurer. Any number of offices may be held by the same person, and no two offices must be held by the same person. Any of

the offices may be left vacant from time to time as the Board of Directors may determine. In case of the absence or disability of any officer of the Corporation or for any other reason deemed sufficient by a majority of the Board of Directors, the Board of Directors may delegate the absent or disabled officer's powers or duties to any other officer or to any director.

24. Authority and Duties of Officers. The officers of the Corporation shall have such authority and shall perform such duties as are customarily incident to their respective offices, or as may be specified from time to time by the Board of Directors, the Chairman or the President regardless of whether such authority and duties are customarily incident to such office.

25. Compensation. The compensation of all officers and agents of the Corporation who are also members of the Board of Directors of the Corporation will be fixed by the Board of Directors or by a committee of the Board of Directors. The Board of Directors may fix, or delegate the power to fix, the compensation of the other officers and agents of the Corporation to the Chief Executive Officer or any other officer of the Corporation.

26. Succession. The officers of the Corporation will hold office until their successors are elected. Any officer may be removed at any time by the affirmative vote of a majority of the Whole Board. Any vacancy occurring in any office of the Corporation may be filled by the Board of Directors or by the Chairman or President as provided in Regulation 23.

STOCK

27. Transfer and Registration of Shares. The Board of Directors shall have authority to make such rules and regulations as they deem expedient concerning the issuance, transfer and registration of shares and may appoint transfer agents and registrars thereof.

28. Substituted Certificates. Any person claiming a certificate for shares to have been lost, stolen or destroyed shall make an affidavit or affirmation of that fact, shall give the Corporation and its transfer agent or agents a bond of indemnity or other assurance satisfactory to the Board of Directors or a committee thereof or to the President or a Vice President and the Secretary or the Treasurer, whereupon a new certificate may be executed and delivered of the same class and series or type and for the same number of shares as the one alleged to have been lost, stolen or destroyed.

29. Voting Of Shares Held by the Corporation. Unless otherwise ordered by the Board of Directors, the President in person or by proxy or proxies appointed by him will have full power and authority on behalf of the Corporation to vote, act and consent with respect to any shares issued by other corporations that the Corporation may own.

30. Owners of Shares. The Corporation will be entitled to treat the person in whose name shares are registered on the books of the Corporation as the absolute owner thereof, and will not be bound to recognize any equitable or other claim to, or interest in, such share on the

part of any other person, whether or not the Corporation has knowledge or notice thereof, except as expressly provided by applicable law.

INDEMNIFICATION AND INSURANCE

31. Indemnification. The Corporation shall indemnify, to the full extent then permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member of the Board of Directors or an officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Corporation shall pay, to the full extent then required by law, expenses, including attorney's fees, incurred by a member of the Board of Directors in defending any such action, suit or proceeding as they are incurred, in advance of the final disposition thereof, and may pay, in the same manner and to the full extent then permitted by law, such expenses incurred by any other person. The indemnification and payment of expenses provided hereby shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under any law, the Articles of Incorporation, any agreement, vote of shareholders or disinterested members of the Board of Directors, or otherwise, both as to action in official capacities and as to action in another capacity while he or she is a member of the Board of Directors, or an officer, employee or agent of the Corporation, and shall continue as to a person who has ceased to be a member of the Board of Directors, trustee, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

32. Insurance. The Corporation may, to the full extent then permitted by law and authorized by the Board of Directors, purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit or self-insurance, on behalf of or for any persons described in Regulation 31 against any liability asserted against and incurred by any such person in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify such person against such liability. Insurance may be purchased from or maintained with a person in which the Corporation has a financial interest.

33. Agreements. The Corporation, upon approval by the Board of Directors, may enter into agreements with any persons whom the Corporation may indemnify under this Code of Regulations or under law and undertake thereby to indemnify such persons and to pay the expenses incurred by them in defending any action, suit or proceeding against them, whether or not the Corporation would have the power under law or this Code of Regulations to indemnify any such person.

GENERAL

34. Fiscal Year. The fiscal year of the Corporation will end on the thirty-first day of December in each calendar year or such other date as may be fixed from time to time by the Board of Directors.

35. Seal. The Board of Directors may adopt a corporate seal and use the same by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

36. Amendments. Except as otherwise provided by law or by the Articles of Incorporation or this Code of Regulations, these Regulations or any of them may be amended in any respect or repealed at any time at any meeting of shareholders, provided that any amendment or supplement proposed to be acted upon at any such meeting has been described or referred to in the notice of such meeting. Notwithstanding the foregoing sentence or anything to the contrary contained in the Articles of Incorporation or this Code of Regulations, Regulations 1, 3(a), 9, 11, 12, 13, 14, 31 and 36 may not be amended or repealed by the shareholders, and no provision inconsistent therewith may be adopted by the shareholders, without the affirmative vote of the holders of at least 80% of the voting power of the Corporation, voting together as a single class. Notwithstanding the foregoing provisions of this Regulation 36, no amendment to Regulations 31, 32 or 33 will be effective to eliminate or diminish the rights of persons specified in those Regulations existing at the time immediately preceding such amendment.

Exhibit C – Excerpts From Ohio General Corporation Law

[...]

§ 1701.70 Amendments by Incorporators; by Directors

[...]

(B) The directors may adopt an amendment to the articles in the following cases:

(1) When and to the extent authorized by the articles, the directors may adopt an amendment in respect of any unissued or treasury shares of any class;

(2) When the corporation shall have issued shares or obligations convertible into shares of the corporation, or shall have granted options to purchase any shares, and such conversion or option rights are set forth in the articles or have been approved by the same vote of shareholders as, at the time of such approval, would have been required to amend the articles to authorize the shares required for such purpose, and the corporation does not have sufficient authorized but unissued shares to satisfy such conversion or option rights, the directors may adopt an amendment to authorize such shares;

(3) Whenever shares of any class have been redeemed, or have been surrendered to or acquired by the corporation upon conversion, exchange, purchase, or otherwise, the directors may adopt an amendment to reduce the authorized number of shares of such class by the number so redeemed, surrendered, or acquired; and when all of the authorized shares of a class have been redeemed, or surrendered to or acquired by the corporation, the directors may adopt an amendment to eliminate from the articles all references to the shares of such class and to make such other appropriate changes as are required by such elimination;

(4) When articles have been amended and any change of issued or unissued shares provided for in the amendment or amended articles shall have become effective, the directors may adopt an amendment to eliminate from the articles all references to the change of shares and to make such other appropriate changes as are required by such elimination; however, such an amendment to articles adopted by the directors shall contain a statement with respect to the authorized number and the par value, if any, of the shares of each class;

(5) After a merger or consolidation, in which the surviving or new corporation is a domestic corporation, shall have become effective, the directors may adopt an amendment: (a) To eliminate from the articles any statement or provision pertaining exclusively to the merger or consolidation, or that was required to be set forth in the agreement of merger or consolidation and that would not be required in original articles or amendments to articles filed at the time such statement or provision was adopted; (b) To make such other appropriate changes required by such elimination. An amendment to articles adopted by the directors under division (B)(5) of this section need not contain or continue any statement with respect to the amount of stated capital.

[...]

Exhibit D – Opinion of Counsel

(see attached)

FirstEnergy®

76 South Main Street
Akron, Ohio 44308

Gary D. Benz
Associate General Counsel

330-384-5802
Fax: 330-384-3875

January 8, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

I am Associate General Counsel of FirstEnergy Corp., an Ohio corporation ("FirstEnergy"). I have reviewed a proposal by Allen Wolff (the "Proponent"), a shareholder of FirstEnergy. The Proponent has proposed that shareholders take action on the following proposal:

> The shareholders of First Energy request that the Board of Directors change the by-laws as they effect shareholder approval of shareholder proposals.
>
> [...]
>
> The shareholders of First Energy request that the Board of Directors amend their bylaws to eliminate the double standard and change the requirement to pass a shareholder proposal to a plurality of the shares represented and that they be required to abide by the decision of the shareholders.

In connection with the proposal, I have reviewed § 1701.59 of the Ohio General Corporation Law (the "OGCL"). Section 1701.59 of the OGCL states: "Except where the law, the articles or the regulations require action to be authorized or taken by the shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." Based upon my analysis of the OGCL, I am of the opinion that the proposal set forth by the Proponent, if implemented by the Board of Directors, could result in the implementation of shareholder proposals dealing with matters that, under Ohio law, fall within the sole authority of the Company's board of directors. Therefore, the subject of the proposal set forth by the Proponent is not a proper subject for action by shareholders pursuant to § 1701.59 of the Ohio General Corporation Law.

This opinion is being delivered in connection with Proxy Rule 14a-8(j)(2)(iii). In connection with my review, I or others under my supervision and control have examined such matters as have been deemed appropriate to render the opinion set forth herein. I am a member of the Bars of the State of Ohio and the Commonwealth of Pennsylvania, and, for purposes of this opinion, I do not hold myself out as an expert on the laws of any jurisdiction other than the State of Ohio. Therefore, the opinion set forth herein is limited to the laws of the State of Ohio.

Very truly yours,

Gary D. Benz
Associate General Counsel

[58048]

ALLEN WOLFF
1553 South Carpenter Road
Brunswick, Ohio 44212-3887
(330) 225-2553
Email: Roundcuer2@juno.com

19 January 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington D.C. 20549

Re: Shareholder Proposal to First Energy Corporation

I am the shareholder of record, who submitted a proposal to eliminate a double standard in proxy procedures.

Knowing that I am not required to respond to First Energy's counsel claims, I do reply:

1. Counsel claims that proposal is vague and indefinite. NOT TRUE! Proponent requests that one proxy vote over 50% be required to declare a proposal "passed".

2. Counsel claims that proposal is materially false or misleading. NOT TRUE! If First Energy does not require a supermajority to pass a shareholder proposal, why was proposal **[ITEM #6- OPEN UP POISON PILLS TO SHAREHOLDER VOTE]** receiving 65% of the proxy vote at the 2003 annual meeting not "passed"?

3. Counsel states that company lacks the power or authority to implement. NOT TRUE!

4. Counsel states that proposal is not a proper subject for action by shareholders. NOT TRUE! Each year shareholders are asked to vote via proxy on certain proposals by management and by other shareholders. If shareholder "votes" are not given equal weight when subject is of benefit to all shareholders in comparison to subjects of benefit only to management, that is basically unfair.

5. Counsel using semantics and half truths to discredit proposal. The Ohio Edison Co. and Centerior Energy were both Ohio corporations. In merging, the new entity "First Energy" became a Delaware corporation; in fact, "reincorporated".

6. It is not only my opinion, but a fact, that Boards of Directors often do not implement stockholder proposals receiving a large vote. While this may be ALLOWED under corporate law, my opinion is that it is wrong. This proposal seeks to correct that. Case in point: for five years, the shareholders of Lucent Technology have exceeded a 50% vote on changing the "classified" Board to one requiring annual election. This year, a proposal is being made by the Board itself, to change from the "staggered" system- as if this is an idea from the Board.

7. Shareholders are told that they are partial shareholders of the corporation. In many public corporations, their ownership exceeds that of the management. Yet, Directors (in most cases) are elected without opposition and then the company claims that shareholders were able to elect their management.

8. Counsel claims that there is no evidence that many shareholders are distrustful of the actions of management at many public corporations. Many investors have left the marketplace because of losses, in some cases by revealed or alleged criminal acts by company executives, stock brokers, and other people in management position. If not, why would some proposals at some companies receive such a large vote? Why are shareholder proposals made to limit corporate compensation and to ask the Boards of Directors to form <u>objective</u> methods to implement bonus payments. The question about bonuses was one evaded by the CEO at First Energy's 2003 annual meeting. At an annual meeting (FUR 1996), a shareholder asked "shouldn't you (the CEO) do some work for your base salary?"

9. <u>My opinion</u> is that many shareholders do not or cannot read and understand proposals, especially a 200-300 page document. I have been told by a number of people at annual meeting after the fact) that they did not read or understand the proposal and "gave away" their vote.

10. Some corporate executives are more honest than others. Warren Buffett (read remarks of 2003 annual meeting of Berkshire Hathaway) states that "I hold the majority of stock in BH. No one will be seated on the Board without my approval".

Certainly the officers of the SEC can read between the rhetoric to test the validity of counsel's remarks.

cc: Gary D Benz

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: FirstEnergy Corp.
Incoming letter dated January 9, 2004

The proposal urges the board to change FirstEnergy's governing documents as they effect shareholder approval of shareholder proposals.

There appears to be some basis for your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if FirstEnergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which FirstEnergy relies.

Sincerely,

Grace K. Lee
Special Counsel